Mail Stop 3561

April 5, 2007

Via Fax & U.S. Mail

Mr. Craig S. Miller, Chief Executive Officer
Ruth's Chris Steak House, Inc.
500 International Parkway, Suite 100
Heathrow, Florida 32746

       Re: **Ruth's Chris Steak House, Inc.**
              Form 10-K for the year ended December 31, 2006
              Filed March 16, 2007
              File No. 000-51485

Dear Mr. Miller:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 10-K for the year ended December 31, 2006</u>

<u>Item 7A. Quantitative and Qualitative Disclosures About Market Risks, page 40</u>
<u>Interest Rate Risk, page 40</u>

1.   You indicate in your disclosure that you use interest rate swaps to manage the
        Company's exposure on its debt facility and to hedge exposure related to changes
        in interest rates; however, based upon your disclosures within the liquidity and
        capital resources section of MD&A and Note (4) on page F-14, you state that the
        Company discontinued the use of hedge accounting for swaps related to the senior
        credit facility during the fourth quarter of fiscal 2006. Please explain the reason
        for the inconsistencies in your disclosures and revise future filings to clarify your
        disclosures or eliminate the discrepancy.

<u>Consolidated Statements of Income, page F-4</u>

2.   Please revise future filings to present interest expense and interest income on
        separate line items. Refer to Regulation S-X, Article 5-03.

<u>Statements of Cash Flows, page F-6</u>

3.   We note that you present accounts receivable as a cash outflow item in the
        amount of $(1,720) within operating activities for the fiscal year ended December
        31, 2006; however, it appears that "accounts receivable, net" at December 31,
        2006 decreased by $1,700 as compared to the balance at December 25, 2006
        according to the amounts presented on the face of your consolidated balance
        sheets. In this regard, please explain to us and revise the liquidity section in
        future filings to discuss the underlying reason(s) for why a decrease in accounts
        receivable balance of $12,820 at December 25, 2005 to $11,120 at December 31,
        2006 would result in the use of cash rather than a source of cash in the statements
        of cash flows for fiscal 2006.

<u>Notes to Consolidated Financial Statements, page F-7</u>
<u>Note 2. Summary of Significant Accounting Policies, page F-7</u>
 <u>(l) Marketing and Advertising, page F-9</u>

4.   Please revise future filings to disclose amounts recognized for advertising expense
        in each of the periods presented.

(p) Revenue Recognition, page F-10

5.   We note from your IPO in 2005 that you recorded revenue from unredeemed gift
        cards after 24 months and that currently, you do so after 18 months. We further
        note from page 29 that you enter into agreements with third parties that assume
        the unredeemed liability for these gift cards. Please tell us when you changed
        your policy from 24 months to 18 months for recognition of gift card revenue and
        why you believe the revenue recognition from unredeemed gift cards after 18
        months is considered appropriate. Also, please provide further information on the
        arrangements with third parties. Your response should include the nature of the
        relationship with the third parties and your accounting treatment for these
        arrangements and the accounting literature upon which you relied. Please
        quantify for us the additional revenue recognized as a result of the change and tell
        us whether the change impacted any of your historical trends or operating metrics
        which investors use to analyze your financial performance.

Note 10. Acquisitions, page F-21

6.   In future filings, please revise to disclose the primary reasons for each acquisition,
        including the factors that contributed to purchase prices that resulted in the
        recognition of significant amounts of goodwill. Refer to the disclosure
        requirements outlined in paragraphs 51b of SFAS No.141. Also, please revise to
        include all required disclosures of paragraphs 52 and 54 of SFAS No.141.

Other

7.   As requested in our letter dated May 25, 2005, please revise to include Schedule
        II or tell us why you are not required to do so. Refer to Regulation S-X, Article 5-
        04.

Form 8-K filed February 21, 2007

8.   We note your presentation of "pro forma net income." Presentation of such "pro
        forma" information is not appropriate unless provided pursuant to Article 11 of
        Regulation S-X. Please revise future filings to specifically label the measure as a
        non-GAAP measure rather than pro forma, as your current presentation is
        confusing to investors and not considered appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.

                                                    Sincerely,

                                                    Linda Cvrkel
                                                    Branch Chief